EXHIBIT 21.1

Subsidiaries of Verde Resources, Inc.

Subsidiary	Place of Organization	Ownership
Verde Resources Asia Pacific Ltd.	British Vergin Islands	Wholly-owned by Verde Resources, Inc.
Bio Resources Limited	Labuan, Malaysia	Wholly-owned by Verde Resources Asia Pacific Ltd.
Verde Resources (Malaysia) Sdn Bhd	Malaysia	Wholly-owned by Verde Resources, Inc.
The Wision Project Sdn Bhd	Malaysia	Wholly-owned by Verde Resources (Malaysia) Sdn Bhd
Verde Renewables, Inc.	Missouri	Wholly-owned by Verde Resources, Inc.
Verde Estates LLC	Missouri	Wholly-owned by Verde Renewables, Inc.
Verde Plus Inc.	Missouri	Wholly-owned by Verde Resources, Inc.
Verde Life Inc.	Oregon	Wholly-owned by Verde Resources, Inc.